American Lithium Announces Financial and Operating Highlights
for First Quarter Ended May 31, 2023

VANCOUVER, BRITISH COLUMBIA, July 19, 2023 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | NASDAQ:AMLI | Frankfurt:5LA1) provides financial and operating highlights for the first quarter ended May 31, 2023. Unless otherwise stated, all amounts presented are in Canadian dollars.

"We continue to see good progress on all fronts and delivered on several key milestones," stated Simon Clarke, CEO of American Lithium.  "We filed a robust maiden PEA at our wholly owned TLC Lithium Project in Nevada ("TLC") and that project has now moved into pre-feasibility with DRA Global as lead engineer.

In Peru, we continue to make good progress at our Falchani Lithium Project ("Falchani") as it moves through pre-feasibility and as we look to complete the Environmental Impact Assessment launched in 2022 with SRK and the associated drill program which post quarter end has delivered the highest-grade lithium and cesium samples seen to date.

We were also pleased to receive the first of three drill permits to commence development and discovery drilling at and around Falchani, enabling the commencement of drilling on some highly prospective targets at Quelcaya 5 - 6 kms west from Falchani."

Highlights of the Quarter:

  Appointment of DRA Global - announced the appointment of DRA Global as lead engineer to coordinate completion of pre-feasibility at Falchani.
  Filing of TLC PEA - announced the filing of the TLC PEA report and appointment of DRA Global as lead engineer for TLC pre-feasibility.
  Drill Permit Received in Peru - first of three drill permits received to commence additional development and discovery drilling at and around the Falchani Lithium Project in Peru, a major development for the Company.

Subsequent Events:

  Strategic Investment- invested C$5,380,000 in Surge Battery Metals (9.7% interest) to the support development of the Northern Nevada Claystone Project.
  July 12th - Intersected High-Grade Lithium at Falchani - reported highest grades of both Lithium and Cesium encountered at the project to date.

Selected Financial Data

The following selected financial data is summarized from the Company's consolidated financial statements and related notes thereto (the "Financial Statements") for the first quarter ended May 31, 2023. Copies of the Financial Statements and MD&A are available at www.americanlithiumcorp.com or on SEDAR at www.sedar.com.

	Three Months May 31, 2023	Three Months May 31, 2022
Loss and comprehensive loss	($11,122,415)	($8,992,780)
Loss per share - basic and diluted	($0.05)	($0.04)

	As At May 31, 2023	As At February 28, 2022
Cash, cash equivalents and short-term investments	$34,465,530	$40,622,180
Total assets	$188,859,007	$194,280,141
Total current liabilities	$1,964,550	$1,738,766
Total liabilities	$2,095,404	$1,890,074
Total shareholders' equity	$186,763,603	$192,280,141

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on the continued development of its strategically located TLC Lithium Claystone Project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani Hard-rock Lithium Project and Macusani Uranium Project in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.  Pre-feasibility is well advanced at Falchani and has commenced at TLC.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"
CEO & Director
Tel: 604 428 6128

For Media Inquiries:

Nancy Thompson

Vorticom, Inc.

212-532-2208

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, the anticipated completion of pre-feasibility work, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs;  the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on May 29, 2023, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions

32 of the 174 Falchani Project and Macusani Project concessions now held by American Lithium's subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the "Processes") in Peru to overturn resolutions issued by the Geological, Mining, and Metallurgical Institute of Peru ("INGEMMET") and the Mining Council of the Ministry of Energy and Mines of Peru ("MINEM") in February 2019 and July 2019, respectively, which declared Macusani's title to the 32 concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on these 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored and maintained the title, rights, and validity of those 32 concessions to Macusani. On November 2, 2021, the Company was made aware that the judicial ruling in relation to those 32 concessions had been issued in favour of the Company. The ruling restored full title to these concessions. On November 26, 2021, the Company confirmed that appeals of the judicial ruling were lodged by INGEMMET and MINEM, and subsequently other parties. The appeals will be considered by a higher court tribunal and are currently scheduled for September 7, 2023. If American Lithium's subsidiary Macusani does not obtain a successful resolution to the Processes, Macusani's title to the 32 concessions could be revoked. However, the Company would then have further recourse through an appeal to the Supreme Court.